FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

25 February 2011

GREATER CHINA REGULATION AND POLICY EXPERT
JOINS HSBC BOARD

Laura May Lung Cha (61) has been appointed a Director of HSBC Holdings plc with effect from 1 March 2011. She will be an independent non-executive Director. In addition, Vincent Cheng (62) will retire as an Executive Director at HSBC's Annual General Meeting on 28 May 2011 and will not seek re-election. He will retain an association with the Group by taking on an advisory role to the Group Chief Executive on regional matters.

Mrs Cha is non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited and a non-executive Director of Hong Kong Exchanges and Clearing Limited, Tata Consultancy Services Limited and China Telecom Corporation Limited. She is a Hong Kong delegate to the 11th National People's Congress of China, a non-official member of the Executive Council of Hong Kong SAR, vice-chairman of the International Advisory Council of the China Securities Regulatory Commission ('CSRC') and chairman of the University Grants Committee and of the ICAC Advisory Committee on Corruption in Hong Kong. She is a member of the Advisory Board of the Yale School of Management, and Millstein Center of Corporate Governance and Performance at Yale University, as well as Senior International Advisor for Foundation Asset Management AG.

Previously, Mrs Cha served as vice-chairman of CSRC between 2001 and 2004. She was the first person to be invited from outside mainland China to serve in the central government of the People's Republic of China. Before joining CSRC, Mrs Cha had 10 years experience at Hong Kong's capital markets regulator, the Securities and Futures Commission. Mrs Cha has also worked in the USA where she is a member of the State Bar of California.

Commenting on the appointment, Douglas Flint, HSBC Group Chairman, said: "Laura brings a rare breadth and depth of policymaking and regulatory experience spanning two of HSBC's most strategically important markets - Hong Kong and mainland China. We welcome her to the main Board, where I have no doubt that her knowledge and expertise will further strengthen HSBC's position as Greater China's leading international bank."

On Vincent Cheng's retirement, Mr Flint continued: "Over his 33 years with HSBC, Vincent has made a huge contribution to the development of the strong and broad-based Asia platform we have today, in particular in laying the unrivalled foundations we have in China for the future. His knowledge of the region and representation of it at Board have been a real asset to me and my fellow Directors, and I am glad that we will continue to benefit from his valuable advice in Asia.

Mrs Cha's appointment will be for an initial three-year term which, subject to re-election by shareholders at the 2011 Annual General Meeting, will expire at the conclusion of the 2014 Annual General Meeting. The Directors have determined that Mrs Cha is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Mrs Cha's judgement and any relationships or circumstances which could appear to do so were considered not to be material.

As a non-executive Director Mrs Cha will not have a service contract with HSBC Holdings plc. She will be paid a Director's fee of £65,000 per annum as authorised by shareholders at the 2006 Annual General Meeting. As non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited Mrs Cha receives a fee of HK$450,000. Mrs Cha also provides corporate relations advisory services to the Board of The Hongkong and Shanghai Banking Corporation Limited for which she receives US$650,000 per annum.

Mrs Cha has an interest as beneficial owner in US$300,000 of 6.5% subordinated notes 2036 issued by HSBC Holdings plc.

V H C Cheng, A A Flockhart, S T Gulliver and J W J Hughes-Hallett are current directors of HSBC Holdings plc who are, or have previously been, directors of the bank.

There are no other matters relating to the appointment of Mrs Cha that need to be disclosed pursuant to UK Listing Rule 9.6.13(2) to (6). Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

There are no substantial or controlling shareholders of HSBC Holdings plc.

Biographical details for Mrs Cha are stated below.

The Board of Directors of HSBC Holdings plc as at the date of this announcement are:

D J Flint, S T Gulliver, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, R A Fairhead†, A A Flockhart, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

25 February 2011

Notes to editors:

1. Laura Cha
Mrs Cha, GBS, JP, BA, LLB is a member of the State Bar of California. She was awarded a Silver Bauhinia Star in 2001 and a Gold Bauhinia Star in 2009 by the Hong Kong Government for her public service. She is married with two children and lives in Hong Kong. In her spare time she enjoys travel, arts and music.

2. Vincent Cheng
Vincent H C Cheng, GBS, OBE, JP is a director of the Board of HSBC Holdings plc and Chairman of HSBC Bank (China) Company Limited. He was Chairman of The Hongkong and Shanghai Banking Corporation Limited from 2005 until 2010. In 2008 Mr Cheng was appointed a member of the National Committee of the 11th Chinese People's Political Consultative Conference (CPPCC). He is married with two daughters.

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 25 February, 2011